Filed by Yellow Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Corporation

Commission File No.: 0-12255

Subject Company: Roadway Corporation

Commission File No.: 000-32821

FORWARD-LOOKING STATEMENTS

Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow’s and Roadway’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

ADDITIONAL INFORMATION

Yellow and Roadway will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meetings of Stockholders. Information about the directors and executive officers of Roadway and their ownership of Roadway stock is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release of Yellow Corporation dated August 4, 2003;

•	Press release of Yellow Corporation dated August 4, 2003; and

•	Certain information provided by Yellow Corporation pursuant to Regulation FD.

10990 Roe Avenue
Overland Park, KS 66211-1213
(913) 696-6100
(913) 696-6116 FAX
N E W S R E L E A S E
Y E L L O W	C O R P O R A T I O N

August 4, 2003

For Immediate Release

YELLOW TO ISSUE $150 MILLION CONTINGENT CONVERTIBLE SENIOR NOTES

➢Notes	mature in 2023 and are convertible to Yellow stock upon the occurrence of certain events
➢Proceeds	used to finance proposed Roadway transaction and for general corporate purposes

OVERLAND PARK, KAN. — Yellow Corporation (NASDAQ: YELL) announced today that it is seeking to raise, subject to market and other conditions, approximately $150 million through a private offering of contingent convertible senior notes (the “notes”). An additional $50 million may be raised if the initial purchasers exercise their right to acquire additional notes in connection with the offering.

The notes will be convertible into shares of Yellow common stock upon the occurrence of certain events and mature in 2023. Yellow expects to use the net proceeds from the offering as part of the financing for the proposed transaction with Roadway Corporation (NASDAQ: ROAD) and, if such acquisition is not completed, for general corporate purposes.

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities. The notes and our common stock issuable upon conversion of the notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Unless they are registered, the notes and our common stock issuable upon their conversion may be offered or sold only in transactions that are exempt from registration under the Securities Act and other applicable securities laws. Accordingly, Yellow Corporation is offering the notes only to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

Yellow Corporation, a Fortune 500 company, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

Roadway Corporation, a Fortune 500 company included in the Dow Jones Transportation Average, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services. Its principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two to five day regional and long-haul markets. Roadway Next Day Corporation is focused on business opportunities in the shorter-haul regional and next day markets. Headquartered in Akron, Ohio, Roadway Corporation employs approximately 27,000 people.

Analyst Contact:	Stephen Bruffett
Yellow Corporation
913-696-6108
steve.bruffett@yellowcorp.com

Media Contact:	Suzanne Dawson
Linden Alschuler & Kaplan
212-329-1420
sdawson@lakpr.com

10990 Roe Avenue
Overland Park, KS 66211-1213
(913) 696-6100
(913) 696-6116 FAX
NEWS RELEASE
YELLOW CORPORATION

August 4, 2003

For Immediate Release

YELLOW CORPORATION PROVIDES REGULATION FD DISCLOSURES

➢	Third quarter 2003 earnings guidance reconfirmed

OVERLAND PARK, KAN. — Yellow Corporation (NASDAQ: YELL) today reconfirmed previously-provided third quarter 2003 earnings per share guidance of $.70–$.80. These earnings per share estimates are prior to the recognition of certain non-recurring expenses related to financing the proposed transaction with Roadway Corporation (NASDAQ: ROAD).

“July 2003 business volumes were approximately 10 percent above the levels experienced in July 2002,” said Bill Zollars, Chairman, President and CEO of Yellow Corporation. “If this level of business activity continues, it could be early evidence of economic recovery.”

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “believe,” “intend,” and similar expressions are intended to identify forward-looking statements. It is important to note that the company’s actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including (without limitation), labor relations, inclement weather, price and availability of fuel, competitor pricing activity, expense volatility, changes in and customer acceptance of new technology and a downturn in general or regional economic activity.

Yellow Corporation, a Fortune 500 company, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

Roadway Corporation, a Fortune 500 company included in the Dow Jones Transportation Average, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services. Its principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two to five day regional and long-haul markets. Roadway Next Day Corporation is focused on business opportunities in the shorter-haul regional and next day markets. Headquartered in Akron, Ohio, Roadway Corporation employs approximately 27,000 people.

Analyst Contact:	Stephen Bruffett
Yellow Corporation
913-696-6108
steve.bruffett@yellowcorp.com

Media Contact:	Suzanne Dawson
Linden Alschuler & Kaplan
212-329-1420
sdawson@lakpr.com

CERTAIN INFORMATION PROVIDED PURSUANT TO REGULATION FD

Yellow Corporation announced today that it is seeking to raise, subject to market and other conditions, approximately $150 million through a private offering of contingent convertible senior notes (the “notes”). An additional $50 million may be raised if the initial purchasers exercise their right to acquire additional notes in connection with the offering.

On July 8, 2003, Yellow Corporation and Roadway Corporation agreed to the acquisition of Roadway Corporation by Yankee LLC, a newly formed Delaware limited liability company and a wholly owned subsidiary of Yellow Corporation, under the terms of the Agreement and Plan of Merger filed as Exhibit 2.1 to the Current Report on Form 8-K filed on July 8, 2003, as amended. Certain information related to the merger and currently contemplated related financings (including the offering of the notes) is included in herein.

As used herein, references to “Yellow”, the “company”, “we”, “our” and “us” refer to Yellow Corporation and its subsidiaries, unless the context otherwise requires. The term “Roadway” refers to Roadway Corporation and its subsidiaries, unless the context otherwise requires. The term “proposed offering” refers to the proposed offering of Yellow’s contingent convertible senior notes due 2023. The term “merger” refers to the merger of Roadway Corporation with and into Yankee LLC, a newly formed Delaware limited liability company and a wholly owned subsidiary of Yellow, pursuant to the Agreement and Plan of Merger dated as of July 8, 2003, among Yellow, Yankee LLC and Roadway.

The information in this filing does not take into account the possible exercise by the initial purchasers of their right to acquire an additional $50 million principal amount of notes.

Proposed Financings

We expect that approximately $483 million will be required to finance the cash portion of the merger consideration. Yellow has commitment letters from certain affiliates of Deutsche Bank Securities, Inc. that provide, subject to the satisfaction of certain conditions and completion of definitive documentation, for financing in an amount necessary to finance the cash portion of the merger consideration, to refinance certain existing indebtedness of Yellow and Roadway and to pay related costs. We have agreed to use our commercially reasonable efforts to obtain the financing contemplated by these commitment letters or financing from other sources reasonably acceptable to us to consummate the merger. The proposed senior secured financing is expected to consist of a term loan facility, a pre-funded letter of credit facility and a revolving loan facility. Certain amounts under the commitment letters will be reduced by the amount of gross proceeds received by Yellow from the proposed offering. If the merger occurs, it is contemplated that at the effective time of the merger the cash portion of the merger consideration and the combined company’s (“Yellow-Roadway”) capital and liquidity needs (including refinancing of certain existing indebtedness of Yellow and Roadway) will be financed with a combination of proceeds from the proposed offering, proceeds from the sale of senior debt securities, senior secured bank financing, other debt financings and cash on hand.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2003 on a historical basis and on a pro forma basis. The pro forma presentations give effect to the proposed offering as if it had occurred on June 30, 2003 and gives further effect to the Roadway acquisition and related financings as if they had occurred on June 30, 2003. See “Unaudited Condensed Combined Pro Forma Financial Data”.

	At June 30, 2003
	Actual	Pro Forma for the proposed Offering	Pro Forma for the proposed Offering, the Roadway Acquisition and Related Financings
	(in thousands)
Cash and cash equivalents	$49,811	$199,811	$10,513

Unsecured medium-term notes	55,250	55,250	—
Industrial development bonds	18,900	18,900	18,900
Capital leases and other	92	92	92
ABS borrowings	50,000	50,000	100,000
Secured term loan borrowings	—	—	175,000
% contingent convertible senior notes due 2023	—	150,000	150,000
Senior unsecured debt securities	—	—	250,000
Secured Roadway senior notes	—	—	251,590 (1)

Total debt	124,242	274,242	945,582

Shareholders’ equity:
Common stock, par value	31,910	31,910	51,269
Capital surplus	82,104	82,104	545,745
Retained earnings	349,460	349,460	345,071
Accumulated other comprehensive loss	(33,575)	(33,575)	(33,575)
Unamortized restricted stock awards	(810)	(810)	(810)
Treasury stock, at cost	(44,223)	(44,223)	(44,223)

Total shareholders’ equity	384,866	384,866	863,477

Total capitalization	$509,108	$659,108	$1,809,059

Notes:

The capitalization table shown above does not include anticipated cash flows generated by Yellow and Roadway during the period of time between the filing of this document and the closing.

The above capitalization table reflects currently contemplated financing transactions, including proceeds from the proposed offering, related to the Roadway acquisition. These amounts are subject to change as our new capital structure is finalized.

(1)    The principal balance of the secured Roadway senior notes is $225,000,000. In accordance with purchase accounting guidelines, these notes will be recorded at fair value as of the date of the acquisition. The $251,590,000 shown above represents the fair value of such notes based on current market prices, as described in Note 14 to the Unaudited Condensed Combined Pro Forma Financial Data.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL DATA

The following unaudited condensed combined pro forma financial statements and explanatory notes have been prepared to give effect to our proposed acquisition of Roadway, the proceeds of the proposed offering and the consummation of other currently contemplated financing transactions related to the Roadway acquisition. At the time of the closing of the acquisition of Roadway, Roadway will be merged with and into a wholly owned acquisition subsidiary of Yellow. The transaction is being accounted for as a purchase business combination.

In general, upon the closing of the acquisition, each share of Roadway stock (except those shares owned directly or indirectly by Roadway or Yellow and those shares held by dissenting stockholders) will be converted into 1.924 shares of Yellow common stock. However, a Roadway stockholder may elect to receive $48 in cash in lieu of Yellow stock for each share of the stockholder’s Roadway stock. Notwithstanding the individual elections of the Roadway stockholders, no more than 50% of the Roadway shares may be converted into cash and certain adjustments will be made so that the aggregate consideration in the acquisition will consist of approximately 50% cash and 50% Yellow common stock.

The exchange ratio of 1.924 shares will be subject to further adjustment based upon the 20-trading day average of the per share closing price of Yellow common stock as of the date five trading days before closing. If the average price is less than $21.21, the exchange ratio shall be the quotient of $40.81 and the average price, or if the average price is greater than $28.69, then the exchange ratio shall be the quotient of $55.20 and the average price. If the average price of Yellow common stock is less than $16.63, Yellow may elect not to consummate the acquisition.

In accordance with Article 11 of Regulation S-X under the Securities Act, an unaudited condensed combined pro forma balance sheet as of June 30, 2003 and unaudited condensed combined pro forma statements of operations for the six months ended June 30, 2003 and the year ended December 31, 2002, have been prepared to reflect our proposed acquisition of Roadway, the proceeds of the proposed offering and the consummation of other currently contemplated financing transactions related to the Roadway acquisition. The following unaudited condensed combined pro forma financial statements have been prepared based upon historical financial statements of Yellow and Roadway. We operate on a calendar quarter reporting basis. Roadway operates on 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter. Additionally, the unaudited condensed combined pro forma financial statements reflect certain balance sheet and statement of operations reclassifications made to conform Roadway’s presentations to our presentations. The unaudited condensed combined pro forma financial statements should be read in conjunction with:

•	our historical audited consolidated financial statements for the year ended December 31, 2002, and our unaudited condensed consolidated financial statements as of June 30, 2003 and for the six months ended June 30, 2003, and

•	the historical audited consolidated financial statements of Roadway for the year ended December 31, 2002, and their unaudited condensed consolidated financial statements as of June 21, 2003 and for the twenty-four week period (two quarters) ended June 21, 2003.

The unaudited condensed combined pro forma balance sheet was prepared by combining our historical unaudited consolidated balance sheet as of June 30, 2003 and the historical unaudited consolidated balance sheet as of June 21, 2003 for Roadway, adjusted to reflect our proposed acquisition of Roadway, the proceeds of the proposed offering and the consummation of other currently contemplated financing transactions as if each had occurred at June 30, 2003.

The unaudited condensed combined pro forma statements of operations were prepared using the historical consolidated statements of operations for both us and Roadway assuming the acquisition and related transactions had each occurred on January 1, 2002. The unaudited condensed combined pro forma statement of operations for the year ended December 31, 2002 was prepared by combining the historical audited consolidated statement of operations of us and the historical audited consolidated statement of income of Roadway for the year ended December 31, 2002. The unaudited condensed combined pro forma statement of operations for the six months ended June 30, 2003 was prepared by combining the historical unaudited consolidated statement of operations of us for the six month period ended June 30, 2003 and the historical unaudited consolidated statement of income of Roadway for the twenty-four week period (two quarters) ended June 21, 2003. The unaudited condensed combined pro forma statements of operations give effect to the cost associated with financing the acquisition, including interest expense and amortization of deferred financing costs associated with our currently contemplated financing transactions related to the Roadway acquisition, and the impact of other purchase accounting adjustments.

The unaudited condensed combined pro forma financial statements are prepared for illustrative purposes only, and are not necessarily indicative of the operating results or financial position that would have occurred if the acquisition transaction described above had been consummated at the beginning of the periods or the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The unaudited condensed combined pro forma financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential cost savings or one-time charges which may result from the proposed acquisition of Roadway or the result of final valuations of tangible and intangible assets and liabilities.

Because of the proximity of this filing to the date of the announcement of our proposed acquisition of Roadway, the process of valuing Roadway’s tangible and intangible assets and liabilities as well as evaluating accounting policies for conformity is still in the very preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized. Following closing of the acquisition, we will finalize the process of determining the fair value at the date of acquisition of the tangible and intangible assets and liabilities of Roadway. As a result of this process, we anticipate that a portion of the amount classified as goodwill in the pro forma financial statements, which in accordance with Statement of Financial Accounting Standards No. 142 will not be amortized, will be reclassified to the tangible and identified intangible assets and liabilities acquired, based on their estimated fair values at the date of acquisition. These tangible and identified intangible assets will be depreciated and amortized over their estimated useful lives. As a result, the actual amount of depreciation and amortization expense may be materially different from that presented in the unaudited condensed combined pro forma statements of operations and the effects cannot be quantified at this time.

The acquisition had not been consummated as of the preparation of these unaudited condensed combined pro forma financial statements.

Unaudited Condensed Combined Pro Forma Balance Sheet

At June 30, 2003

	Historical		Pro Forma
	Yellow	Roadway (at June 21, 2003)	Adjustments		Combined
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$49,811	$125,692	$(483,000)	(1)	$10,513
			150,000	(2)
			425,000	(3)
			50,000	(4)
			(100,000)	(5)
			(95,950)	(6)
			(111,040)	(7)
Accounts receivable, net	334,360	215,055	25,400	(8)	674,815
			100,000	(5)
Prepaid expenses and other	31,765	49,541	(16,795)	(9)	64,511

Total current assets	415,936	390,288	(56,385)		749,839

Property and equipment, at cost	1,698,586	1,511,699	225,000	(10)	2,419,603
			(1,015,682)	(11)
Less: accumulated depreciation	(1,127,405)	(1,015,682)	1,015,682	(11)	(1,127,405)

Net property and equipment	571,181	496,017	225,000		1,292,198

Goodwill	20,469	286,181	820,272	(1)	840,741
			(286,181)	(12)
Deferred income taxes	—	44,598	(44,598)	(9)	—
Other assets	33,095	46,495	24,900	(6)	98,773
			(5,717)	(7)

Total Assets	$1,040,681	$1,263,579	$677,291		$2,981,551

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$71,283	$164,806	$(57,526)	(13)	$178,563
Wages, vacations and employees’ benefits	166,369	125,162			291,531
Other current and accrued liabilities	113,572	51,378	(16,795)	(9)	200,994
			(4,687)	(9)
			57,526	(13)
ABS borrowings	50,000	—	50,000	(4)	100,000
Current maturities of long-term debt	40,259	10,511	(45,761)	(7)	5,009

Total current liabilities	441,483	351,857	(17,243)		776,097

Long-term liabilities:
Long-term debt, less current portion	33,983	270,279	150,000	(2)	840,573
			425,000	(3)
			(65,279)	(7)
			26,590	(14)
Claims and other liabilities	76,967	65,029	37,900	(15)	179,896
Accrued pension and postretirement health care	76,293	147,800	50,800	(16)	274,893
Deferred income taxes	27,089	10,476	9,050	(9)	46,615

Total long-term liabilities	214,332	493,584	634,061		1,341,977

Total shareholders’ equity	384,866	418,138	483,000	(1)	863,477
			(418,138)	(17)
			(4,389)	(18)

Total Liabilities and Shareholders’ Equity	$1,040,681	$1,263,579	$677,291		$2,981,551

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Year Ended December 31, 2002

	Historical		Pro Forma
	Yellow	Roadway	Adjustments		Combined
	(in thousands, except per share data)

Revenue	$2,624,148	$3,010,776	$3,000	(8)	$5,637,924

Operating expenses:
Salaries, wages and employees’ benefits	1,717,382	1,934,482			3,651,864
Operating expenses and supplies	385,522	479,415	(2,154)	(13)	862,783
Operating taxes and licenses	75,737	76,662			152,399
Claims and insurance	57,197	63,621			120,818
Depreciation and amortization	79,334	75,786	2,154	(13)	157,174
			(100)	(19)
Purchased transportation	253,677	289,612			543,289
(Gains) losses on property disposals, net	425	(650)			(225)
Spin-off and reorganization charges	8,010	—			8,010

Total operating expenses	2,577,284	2,918,928	(100)		5,496,112

Operating income	46,864	91,848	3,100		141,812

Interest expense	7,211	23,268	3,249	(13)	62,242
			28,514	(20)
ABS facility charges	2,576	3,688	(6,264)	(20)	—
Other, net	(509)	2,855	(3,249)	(13)	(903)

Nonoperating expenses, net	9,278	29,811	22,250		61,339

Income from continuing operations before income taxes	37,586	62,037	(19,150)		80,473
Income tax provision	13,613	26,895	(7,660)	(21)	32,848

Income from continuing operations	$23,973	$35,142	$(11,490)		$47,625

Earnings per share from continuing operations:
Basic	$0.86	$1.90			$1.01
Diluted	0.84	1.85			1.00
Average common shares outstanding:
Basic	28,004	18,507			47,363
Diluted	28,371	18,999			47,730

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Six Months Ended June 30, 2003

	Historical		Pro Forma
	Yellow	Roadway (for the two quarters ended June 21, 2003)	Adjustments		Combined
	(in thousands, except per share data)

Revenue	$1,394,546	$1,495,598	$7,300	(8)	$2,897,444

Operating expenses:
Salaries, wages and employees’ benefits	896,784	943,658			1,840,442
Operating expenses and supplies	213,851	260,434	(302)	(13)	473,983
Operating taxes and licenses	39,259	38,554			77,813
Claims and insurance	23,454	29,641			53,095
Depreciation and amortization	41,086	34,169	302	(13)	75,507
			(50)	(19)
Purchased transportation	135,979	150,509			286,488
Losses on property disposals, net	41	841			882
Spin-off and reorganization charges	—	—			—

Total operating expenses	1,350,454	1,457,806	(50)		2,808,210

Operating income	44,092	37,792	7,350		89,234

Interest expense	5,271	9,881	2,223	(13)	30,645
			13,270	(20)
ABS facility charges	—	1,813	(1,813)	(20)	—
Other, net	(436)	1,144	(2,223)	(13)	(1,515)

Nonoperating expenses, net	4,835	12,838	11,457		29,130

Income from continuing operations before income taxes	39,257	24,954	(4,107)		60,104
Income tax provision	15,271	10,481	(1,643)	(21)	24,109

Income from continuing operations	$23,986	$14,473	$(2,464)		$35,995

Earnings per share from continuing operations:
Basic	$0.81	$0.77			$0.74
Diluted	0.80	0.76			0.73
Average common shares outstanding:
Basic	29,585	18,802			48,944
Diluted	29,826	19,177			49,185

NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA

FINANCIAL STATEMENTS

(1)	Because of the proximity of this filing to the date of the announcement of our proposed acquisition of Roadway, the process of valuing Roadway’s tangible and intangible assets and liabilities as well as evaluating accounting policies for conformity is still in the very preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized. These unaudited condensed combined pro forma financial statements are not necessarily indicative of the operating results or financial position that would have occurred had the acquisition been consummated at the dates indicated, nor necessarily indicative of future operating results.

The purchase price is estimated as follows (in thousands, except per share data):

Merger consideration of approximately $966 million, or $48 per Roadway share (based on a fixed exchange ratio and an average price per share of $24.95 for Yellow common stock, in a half cash, half stock transaction)

Cash	$483,000
Common stock (19.4 million Yellow shares)	483,000

Total merger consideration	966,000
Acquisition and change of control costs	52,150

Total purchase price	1,018,150
Net tangible assets acquired at fair value	197,878

Costs in excess of net tangible assets of the acquired company (Goodwill)	$820,272	*

*	Goodwill reflects the preliminary estimated adjustment for the costs in excess of net tangible assets of Roadway at estimated fair value. Subsequent to closing, Yellow will be completing a study to determine the allocation of the total purchase price to the various tangible and intangible assets acquired and the liabilities assumed in order to allocate the purchase price. Management believes, on a preliminary basis, there may be intangible assets which will be evaluated. The sensitivity of the valuations regarding the above can be significant. Accordingly, as Yellow concludes its evaluation of the assets acquired and liabilities assumed upon closing the acquisition, allocation of the purchase price among the tangible and intangible assets will be subject to change. Any such change may also impact results of operations.

(2)	Reflects gross proceeds of the proposed offering.

(3)	Reflects gross proceeds of other currently contemplated financing transactions related to the proposed Roadway acquisition, comprised of $175.0 million of secured term loan borrowings and $250.0 million of senior unsecured debt securities.

(4)	Reflects additional borrowings under Yellow’s asset backed securitization (ABS) facility.

(5)	Reflects the elimination of Roadway’s ABS facility as a component of the currently contemplated financing transactions. As Roadway’s ABS facility receives sales treatment for financial reporting purposes and is therefore not reflected on its balance sheets, elimination of that facility effectively brings accounts receivable back onto the balance sheet.

(6)	Represents costs associated with completing the acquisition and the currently contemplated financing transactions, including the proposed offering, as follows (in thousands):

Direct transaction costs, including investment banking, legal, accounting and other fees:
Yellow	$12,650
Roadway	11,900
Deferred debt issuance costs	24,900
Bridge financing costs	4,500
Debt prepayment penalties	2,500
Change of control costs	39,500

Total	$95,950

The change of control costs represent the estimated maximum cost of various change of control provisions for key Roadway executives.

(7)	Reflects the payoff of certain existing indebtedness in conjunction with the currently contemplated financing transactions and the write-off of deferred financing costs.

(8)	Represents the adjustment necessary to conform Roadway’s revenue recognition policy to the policy used by Yellow.

(9)	Represents the impact on currently payable and deferred income taxes of the pro forma adjustments presented.

(10)	Represents the net adjustment to Roadway’s property and equipment based on initially estimated fair values.

(11)	Represents the elimination of Roadway’s historical accumulated depreciation.

(12)	Represents the elimination of the historical goodwill of Roadway.

(13)	Reflects certain balance sheet and statement of operations reclassifications made to conform Roadway’s presentation to the presentation used by Yellow.

(14)	Represents an increase in the fair value of Roadway’s senior notes based on current market prices.

(15)	Represents the estimated adjustment necessary to conform Roadway’s workers’ compensation accrual policy to the policy used by Yellow.

(16)	Represents the estimated adjustment necessary to eliminate previously unrecognized gains or losses, prior service cost, and transition assets or obligations related to Roadway’s defined benefit pension and postretirement health care benefit plans for employees not covered by collective bargaining agreements.

(17)	Represents the elimination of Roadway’s historical shareholders’ equity balances.

(18)	Represents the after-tax impact of bridge financing costs, debt prepayment penalties, and the write-off of Yellow’s deferred financing costs associated with completing the currently contemplated financing transactions.

(19)	Adjustment to record lower depreciation expense on the new basis of Roadway’s property and equipment. The fair value of longer-lived assets increased while the fair value of shorter-lived assets decreased.

(20)	Adjustment to record additional interest expense and amortization of deferred financing costs on borrowings related to the proposed offering and other currently contemplated financing transactions related to the proposed Roadway acquisition. The estimated weighted average annual interest rate of the currently contemplated debt structure is 6.4%. A 1/8th% change in the variable interest rates associated with these borrowings would have a $0.3 million effect on annual interest expense. A $10 million change in the amount of borrowings necessary to finance the proposed acquisition would have a $0.6 million effect on annual interest expense.

(21)	Adjustment to record the income tax impact of the pro forma adjustments at an effective income tax rate of 40.0%.

CERTAIN RISK FACTORS

The risks that we have highlighted here are not the only ones that we face and additional risks, including those presently unknown to us, could also impair our operations. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected.

Risks of the Merger

The merger with Roadway is subject to certain conditions to closing that, if not satisfied or waived, will result in the merger not being completed.

The merger with Roadway is subject to customary conditions to closing, as set forth in the merger agreement. The conditions to the merger include, among others, the receipt of required approvals from Yellow’s stockholders and Roadway’s stockholders. If any of the conditions to the merger is not satisfied or, if waiver is permissible, waived, the merger will not be completed. In addition, under circumstances specified in the merger agreement, Yellow or Roadway may terminate the merger agreement. As a result, we cannot assure you that we will complete the merger. If we do not complete the merger, the price of Yellow common stock may decline to the extent that the current market price of Yellow common stock reflects a market assumption that the merger will be completed. Furthermore, our business may be harmed to the extent that customers, suppliers and others believe that we cannot effectively compete in the marketplace without the merger, or otherwise remain uncertain about us. We also will be obligated to pay certain investment banking, financing, legal and accounting fees in connection with the merger, whether or not the merger is completed. Moreover, under specified circumstances, we may be required to pay a termination fee of $25 million in connection with the termination of our merger agreement with Roadway.

We may face difficulties in achieving the expected benefits of the merger.

Yellow and Roadway currently operate as separate companies. Management has no experience running the combined business, and we may not be able to realize the operating efficiencies, synergies, cost savings or other benefits expected from the merger. In addition, the costs we incur in implementing synergies, including our ability to terminate, amend or renegotiate prior contractual commitments of Yellow and Roadway, may be greater than expected. We also may suffer a loss of employees, customers or suppliers, a loss of revenues, or an increase in operating or other costs or other difficulties relating to the acquisition of Roadway.

If the market value of shares of Yellow common stock drops below a certain level, the number of shares issued in the acquisition may be increased or Yellow may have the right to terminate the transaction.

If the average closing price per share (as described in the merger agreement) of Yellow common stock drops below $21.21, the exchange ratio will be adjusted and the number of shares issued to Roadway stockholders will increase. Changes in the business, operations or prospects of Yellow or Roadway, market assessments of the benefits of the merger and of the likelihood that the merger will be completed, regulatory considerations, general market and economic conditions, or other factors may affect the price of Yellow common stock. Many of these factors are beyond our control. Furthermore, if the average closing price per share (as described in the merger agreement) of Yellow common stock drops below $16.63, we can terminate the acquisition. While we urge you to obtain current market quotations for shares of Yellow common stock, there is no way to be sure that the price of the Yellow common stock now will be indicative of its price over the period used to determine the merger exchange ratio or at the time the merger is completed.

The pro forma financial data included herein is preliminary and our actual financial position and results of operations may differ significantly and adversely from the pro forma amounts included herein.

Because of the proximity of this filing to the date of the announcement of our proposed acquisition of Roadway, the process of valuing Roadway’s tangible and intangible assets and liabilities as well as evaluating Roadway’s accounting policies for conformity, is still in the very preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized.

The unaudited pro forma operating data contained in this filing is not necessarily indicative of the results that actually would have been achieved had the proposed offering, the proposed Roadway acquisition and other currently contemplated financing transactions related to the Roadway acquisition been consummated on January 1, 2002, or that may be achieved in the future. We can provide no assurances as to how the operations and assets of both companies would have been run if they had been combined, or how they will be run in the future, which, together with other factors, could have a significant effect on the results of operations and financial position of the combined company.

Following the merger, we could be responsible for certain federal tax obligations of Roadway under a tax sharing agreement with its former parent corporation.

Roadway is currently obligated to indemnify Federal Express Company (as successor to Roadway’s former parent corporation) against any losses arising out of Roadway’s federal income tax returns for its 1994 and 1995 tax years. The Internal Revenue Service (“IRS”) has raised several issues with respect to those tax returns and there is currently ongoing litigation with the IRS claiming that substantial additional taxes are due and payable. Roadway has already paid Federal Express in excess of $14 million under its indemnity obligation and if the case is determined adversely to Federal Express additional amounts could be due to Federal Express from Roadway.

In addition, Roadway has a similar tax issue in each of its subsequent federal income tax returns and in the event of an adverse determination in the Federal Express tax case, it is likely that the Internal Revenue Service will make additional claims for taxes for those subsequent tax years.

Risks of the Business of Yellow and, following the Merger, Yellow-Roadway

We are subject to general economic factors that are largely out of our control, any of which could significantly reduce our operating margins and income.

Our business is subject to a number of general economic factors that may significantly reduce our operating margins and income, many of which are largely out of our control. These include recessionary economic cycles and downturns in customers’ business cycles and changes in their business practices, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers. Economic conditions may adversely affect our customers’ business levels, the amount of transportation services they need and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses.

The transportation industry is affected by business risks that are largely out of our control, any of which could significantly reduce our operating margins and income.

Businesses operating in the transportation industry are affected by risks that are largely out of our control, any of which could significantly reduce our operating margins and income. These factors include weather, excess capacity in the transportation industry, interest rates, fuel prices and taxes, license and registration fees, and insurance premiums and self-insurance levels. Our results of operations may also be affected by seasonal factors.

We operate in a highly competitive industry, and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may adversely affect our operations and significantly reduce our operating margins and income.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

•	We compete with many other transportation service providers of varying sizes, some of which have more equipment and greater capital resources than we do or have other competitive advantages.

•	Some of our competitors periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which limits our ability to maintain or increase prices or maintain significant growth in our business.

•	Our customers may negotiate rates or contracts that minimize our ability to continue passing on fuel price increases to our customers.

•	Many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved transportation service providers, and in some instances we may not be selected.

•	Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors.

•	The trend towards consolidation in the ground transportation industry may create other large carriers with greater financial resources and other competitive advantages relating to their size.

•	Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments.

•	Competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and prices.

If our relationship with our employees were to deteriorate, we may be faced with labor shortages, disruptions or stoppages, which could adversely affect our business and reduce our operating margins and income and place us at a disadvantage relative to non-union competitors.

Our operations rely heavily on our employees, and any labor shortage, disruption or stoppage caused by poor relations with our employees and/or the renegotiation of labor contracts could reduce our operating margins and income. Approximately 80% of Yellow’s employees and approximately 75% of Roadway’s are organized by the International Brotherhood of Teamsters, or the IBT, and their wages and benefits are governed by a common labor agreement that is renegotiated every three to five years. The current five-year labor agreement will expire on March 31, 2008. It is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could reduce our operating margins and income. Similarly, any failure to negotiate a new labor agreement when required might result in a work stoppage that could reduce our operating margins and income and place us at a disadvantage relative to non-union competitors.

Ongoing insurance and claims expenses could significantly reduce our income.

Our future insurance and claims expenses might exceed historical levels, which could significantly reduce our earnings. Yellow and Roadway currently self-insure for a portion of their claims exposure resulting from cargo loss, personal injury, property damage and workers’ compensation. If the number or severity of claims for which we are self-insured increases, our earnings could be significantly reduced. Yellow and Roadway also maintain insurance with licensed insurance companies above the amounts for which they self-insure.

We will have significant ongoing capital requirements that could reduce our income if we are unable to generate sufficient cash from operations.

The transportation industry is very capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into additional financing arrangements, or operate our revenue equipment for longer periods, any of which could reduce our income. Our ability to incur additional indebtedness could be adversely affected by any increase in requirements that we post letters of credit in support of our insurance policies. See “— Ongoing insurance and claims expenses could significantly reduce our income.” Lack of availability of surety bonds in the future could result in our having to post additional letters of credit, which would in turn reduce borrowing availability under our credit agreement. If needed, additional indebtedness may not be available on terms acceptable to us.

We operate in a highly regulated industry, and costs of compliance with, or liability for violation of, existing or future regulations could significantly increase our costs of doing business.

The U.S. Department of Transportation and various state and federal agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations and safety. We may also become subject to new or more restrictive regulations imposed by the Department of Transportation, the Occupational Safety and Health Administration or other authorities relating to engine exhaust emissions, security and other matters. Compliance with such regulations could substantially impair equipment productivity and increase our costs.

The Environmental Protection Agency has issued regulations that require progressive reductions in exhaust emissions from diesel engines through 2007. These reductions began with diesel engines manufactured late in 2002. The regulations currently include subsequent reductions in the sulfur content of diesel fuel in 2006 and the introduction of emissions after-treatment devices on newly manufactured engines in 2007. These regulations could result in higher prices for tractors and increased fuel and maintenance costs.

We are subject to various environmental laws and regulations, and costs of compliance with, or liabilities for violations of, existing or future regulations could significantly increase our costs of doing business.

Our operations are subject to environmental laws and regulations dealing with, among other things, the handling of hazardous materials, underground fuel storage tanks and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination may have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could significantly increase our cost of doing business. Under specific environmental laws, we could be held responsible for all of the costs relating to any contamination at our past or present facilities and at third party waste disposal sites. If we fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We may be obligated to make additional contributions to multiemployer pension plans.

Yellow and Roadway each have collective bargaining agreements with their unions that stipulate the amount of contributions that each company must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. If any of these plans fail to meet these requirements and the trustees of these plans are unable to obtain waivers of the requirements from the IRS or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans to correct the funding deficiency. Yellow does not have access to current information regarding the funding levels of these plans in relation to these requirements. If an excise tax were imposed on the participating employers, it could have a material adverse impact on Yellow’s financial results and cash available to pay the principal of and interest on the Notes.

Our management team is an important part of our business and loss of key personnel could impair our success.

We benefit from the leadership and experience of our senior management team and depend on their continued services to successfully implement our business strategy. Other than our chief executive officer, William D. Zollars, we have not entered into employment agreements with members of our management. The loss of key personnel could have a material adverse effect on our operating results, business or financial condition.

Our business may be harmed by anti-terrorism measures.

In the aftermath of the terrorist attacks on the United States, federal, state and municipal authorities have implemented and are implementing various security measures, including checkpoints and travel restrictions on large trucks. Although many companies will be adversely affected by any slowdown in the availability of freight transportation, the negative impact could affect our business disproportionately. For example, we offer specialized services that guarantee on-time delivery. If the new security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers, or may incur increased expenses to do so. We cannot assure you that these measures will not significantly increase our costs and reduce our operating margins and income.

The Meridian IQ technology-based transportation solutions and management offering may not be successful.

A significant portion of Meridian IQ’s revenue is represented by consolidation of our existing non-asset-based businesses for which we have existing revenues and customer acceptance. Meridian IQ’s newest offering, technology-based transportation management services, provides technology and management services to customers that are not now adequately covered by other non-asset-based transportation providers on a contractual basis. There can be no assurance that customers will accept these new services or that Meridian IQ will not face increased competition if it is successful.